Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited
(“The Company”)

August 14, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Report - S&P Global Ratings Maalot Lowers Bezeq’s Credit Rating to AA-.il with Negative Outlook

Tel Aviv, Israel - August 12, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that the Israeli credit rating agency, S&P Global Ratings Maalot (“S&P”), lowered Bezeq’s credit rating to AA-.il with a negative outlook.

Below is an excerpt from the S&P report:

The reduction in Bezeq’s credit rating reflects our assessment that the Company’s commercial profile has decreased on account of intensive competition in the Company’s areas of operations. The negative outlook reflects our assessment that the competition will also continue in 2019-2020 in all the markets where it operates and may lead to a drop in the Company’s revenues, profitability and cash flow beyond our assessment in the base scenario. We expect that the likely write-off of up to NIS 1.1 billion in the value of Pelephone Communications Ltd (“Pelephone”) will lead to a reduction in the Company’s shareholders’ equity. This write-off joins the write-off of NIS 1.6 billion that the Company made in 2018 in the value of D.B.S Satellite Services (1998) Ltd (“DBS”). In our opinion, the write-offs of value may point to a future reduction in the cash flows of the subsidiaries in the long-term and a weakening of the Company’s commercial profile. We assume that there may be further write-offs in the subsidiaries.

We estimate that Bezeq’s revenues in 2019 will decrease by an overall amount of 4% - 8% as compared with 2018 as a result of the drop in revenues in all the Company’s operating sectors, including the fixed line, cellular and multi-channel television businesses. In the fixed line business, we believe the trend of reduced demand for fixed line telephones will continue and the number of subscribers will continue to decline, similar to worldwide trends. In the cellular area, even though we are expecting a slight increase in the number of Pelephone subscribers, we believe the aggressive competition in the market will continue and revenues per subscriber will decrease in the next two years, alongside a reduction in revenues from the sale of equipment. In the multi-channel television area we believe the transition of premium customers to cheaper television services over the Internet (OTT), which Cellcom, Partner and Hot are offering, will continue. On the other hand, the StingTV service of DBS will slightly offset this trend and will show growth in the number of subscribers in 2019. In our base scenario we assume the Company will act to mitigate these negative impacts by developing other activities such as cloud and digital.

We would note that since the start of 2019 the Company has been working to extend the average duration of its debt and is making early repayments of short-term debt alongside the issue of long-term debt. At the same time, the Company is working to reduce its expenses and to unify the subsidiaries - Bezeq International, Pelephone and DBS - under a single management team. In addition, the Company is carrying out streamlining measures in all the Group companies through early retirement of employees, which raises the Company’s costs in the short-term but is expected to increase its financial flexibility in the medium to long-term. We believe that in the next two years the Company will show an adjusted ratio of Debt to EBITDA of 3.0x - 3.7x - which matches its current rating.

The negative rating outlook reflects the expectation of the continued decrease in the Company’s commercial profile in the coming 12 months on account of the challenges facing Bezeq, as well as in the entire telecommunications market including all its sub-sectors, which is expected to lead to a further reduction in Bezeq’s operating performance. We see an adjusted ratio of Debt to EBITDA of 3.0x - 4.0x as appropriate for the present rating.

Yours sincerely,

 “Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.